

SECU [barcode] MMISSION

10035418

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

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SEC FILE NUMBER
8-52058

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2009 (MM/DD/YY) AND ENDING 12/31/2009 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER:

Castlebridge Risk Solutions, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2248 N. Burling Ave
(No. and Street)

Chicago (City) Illinois (State) 60614 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Jonathan Kahn 773-296-0700 (Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Robert Cooper & Company CPAs, P.C.
(Name - if individual, state last, first, middle name)

141 West Jackson Blvd. Suite 1080 (Address) Chicago, (City) IL (State) 60604 (Zip Code)

SEC Mail Processing Section

MAR 01 2010

Washington, DC
106

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

* *Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2).*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, Jonathan Kahn, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of Castlebridge Risk Solutions, Inc., as of December 31, 2009, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal, officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



Signature

President

Title



2-26-10

Notary Public



"OFFICIAL SEAL"
PATRICK SCHENDEL
NOTARY PUBLIC STATE OF ILLINOIS
MY COMMISSION EXPIRES 09/08/12

This report **contains (check all applicable boxes):

[x (a) Facing page.
[x (b) Statement of Financial Condition.
[x (c) Statement of Income (Loss).
[x (d) Statement of Changes in Cash Flows.
[x (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
[ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
[x (g) Computation of Net Capital.
[x (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
x[(i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
[ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
[ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
[x (l) An Oath of Affirmation.
[ ] (m) A copy of the SIPC Supplemental Report.
[ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Castlebridge Risk Solutions, Inc.
(An Illinois Corporation)

Financial Statements
Year Ended December 31, 2009, and
Independent Auditors' Report

(Filed Pursuant to Rule 17A-5 Under the Securities Exchange Act of 1934)

Castlebridge Risk Solutions, Inc.
Annual Report
For the Year Ended December 31, 2009

Table of Contents

Independent Auditor's Report 1

Financial Statements

Statement of Financial Condition 2

Statement of Income 3

Statement of Changes in Stockholder's Equity 4

Statement of Cash Flows 5

Notes to Financial Statements 6

Supplementary Information

Computation of Net Capital 7-8
Computation for determination of reserve requirements
and information relating to possession and control 9

Independent Auditor's Report on Internal Control Structure 10-11

Oath of Affirmation 12

Robert Cooper & Company CPA P.C.
141 W. Jackson Blvd. Suite 1080
Chicago, Illinois 60604
312-322-2238
Facsimile 312-698-8722

REPORT OF INDEPENDENT PUBLIC ACCOUNTANT

To the Board of Directors:
Castlebridge Risk Solutions, Inc.

In our opinion, the accompanying Balance Sheet and the Related Statement of Income, Changes in Stockholder's Equity and Statement of Cash Flows present fairly, in all material respects, the financial position of **Castlebridge Risk Solutions, Inc.** as of December 31, 2009, and the results of their operations and their cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2009.

These financial statements are the responsibility of the managers, and for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting.

Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the auditing standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances We believe that our audit provides a reasonable basis for our opinion.

A Company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation for financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company: and (iii) provide reasonable assurance regarding prevention

or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.



Robert Cooper & Company CPA's PC

February 14, 2010

Castlebridge Risk Solutions, Inc.
Statement of Financial Condition
December 31, 2009

ASSETS

Cash	$	102,395
Fixed assets net of depreciation		0
Other assets		0
	$	102,395

LIABILITIES AND STOCKHOLDERS' EQUITY

Liabilities		
Professional fees payable	$	6,656
State taxes payable		1,939
Due to shareholder		5,119
		13,714
Stockholders Equity		
Common Stock - no par value 1000 shares authorized 500 issued and outstanding		1,000
Additional paid in capital		234,830
Retained earnings		-147,149
		88,681
	$	102,395

The accompanying notes should be read in conjunction with the financial statements

Castlebridge Risk Solutions, Inc.
Statement of Income
For the year ending December 31, 2009

REVENUES		
Consulting income	$	162,500
Other income		
Interest income		145
Total Revenues		162,645
EXPENSES		
Payroll Expense		28,175
Dues & Fees		1,035
Dues and subscription costs		315
State tax provision		1,946
Professional fees		2,796
Depreciation & amortization		1,020
Total Expenses		35,287
Net Income for year	$	127,358

The accompanying notes should be read in conjunction with the financial statements

Castlebridge Risk Solutions, Inc.
Statement of Changes of Stockholder's Equity
For the year ending December 31, 2009

Balances	COMMON STOCK	ADDITIONAL PAID IN CAPITAL	RETAINED EARNINGS	TOTAL
January 1, 2009	$1,000	$234,830	-$196,390	$39,440
Contributed capital		0	0	$0
Dividend distribution	0	0	-78,117	-78,117
Net Income for year			127,358	127,358
December 31, 2009	$1,000	$234,830	-$147,149	$88,681

The accompanying notes should be read in conjunction with the financial statements

Castlebridge Risk Solutions, Inc.
Statement of Cash Flows
For the year ending December 31, 2009

Cash flows from operations		
Net income	$	127,358
items not effecting current cash flows in income depreciation & org. costs		0
Adjustments to reconcile net income to cash used in operations:		
Increase in accounts payable		7,835
increase in taxes payable		487
Increase in other assets		
Net cash provided by operating activities		135,680
Cash flows from investing activities		
Nothing to report		0
Net cash provide for investing activities		0
Funds received from financing activities		
Increase (Decrease)		
Loan from sharenolder		-7,014
Contribution of additional paid in capital		0
Payment of dividends		-78,117
Net cash provided by financing activities		-85,131
Change in Cash	$	50,549
Cash at beginning of year		51,846
Cash at end of year	$	102,395
Interest Expense paid during year	$	0

The accompanying notes should be read in conjunction with the financial statements

Castlebridge Risk Solutions, Inc.
Notes to Financial Statements
For the period ending December 31, 2009

NOTE 1 Organization

Castlebridge Risk Solutions, Inc. (The Company) was incorporated under the laws of Illinois on August 16, 1999. The business of the Company is to engage in the executing of trades on organized exchanges in the United States. Castlebridge Risk Solutions, Inc is registered as a broker dealer with the Securities and Exchange Commission (SEC) and Financial Industry Regulatory Authority (FINRA). The firm does not receive directly or indirectly, or hold funds or securities, or owe funds or securities to, customers and does not carry accounts of, or for customers, nor trades for their own account.

NOTE 2. Significant Accounting Policies

Use of Estimates

The preparation of the financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Receivables from brokers and dealers

The Company clears commission transactions through another Broker Dealer on a fully disclosed basis. Those commissions are deposited into the Company's operating bank account. Trailing commissions are booked as earned at the end of the month.

Commissions

In the normal course of business, the Company enters into transactions in exchange traded securities for others. Commission transactions together with related revenues and expenses are recorded on trade date. The Company does not hold customer funds nor does it trade for their own account. Trailing commissions are paid to the Company for the referral of business and are deposited into the Company's bank account.

Statement of Cash Flows

For purposes of the Statement of Cash Flows, the Company has defined cash equivalents as highly liquid investments, with original maturities of less than ninety days, that are not held for sale in the ordinary course of business.

Income Taxes

The Company has elected to be taxed as a Sub Chapter S Corporation under the provisions of the Internal Revenue Code. Under those provisions, the Company does not pay federal income taxes. Each shareholder is responsible for reporting their pro rata share of the profits or losses on their tax returns. The Company is subject to a 1.5% Illinois replacement tax.

Castlebridge Risk Solutions, Inc.
Notes to Financial Statements
For the period ending December 31, 2009

NOTE 3. Related Party Transactions:

Certain administrative and organizational activities were performed by a related party at no cost to the Company. Those costs are not reimbursable to the related party, no other expense sharing agreement is in place.

NOTE 4 Net Capital Requirements

As a registered broker-dealer, the Company is subject to the net capital rule of the Securities and Exchange Commission Uniform Net Capital rule (rule 15c-3-1). Under this rule, the Company is required to maintain Aminimum net capital≅ equivalent to $5,000 or 6 2/3 of Aaggregate indebtedness,≅ whichever is greater, as these terms are defined.

Net capital and aggregate indebtedness change day to day, but at December 31, 2009, the Company had net capital and net capital requirements of $ 88,681 and $5,000 respectively. Which is $ 83,681 in excess of their capital requirements. Net capital rule may effectively restrict the amount of distributions paid out.

NOTE 5 Dividend Distributions

During the year the Corporation paid out dividends to the sole shareholder in the amount of $78,117.

NOTE 6 Subsequent Events

Nothing to report.

Castlebridge Risk Solutions, Inc.
Computation of Net capital Under 15C 3-1
of the Securities and Exchange Commission
December 31, 2009

Total stockholder's equity	$ 88,681
Unallowable Assets	0
Haircut's required	0
Net Capital	88,681
Minimum net capital requirement	5,000
Excess Net capital	$ 83,681
Excess net capital at 1000%	$ 87,310

Not The above information on this schedule is in agreement, in all material respects, with the unauc
FOCUS Report, Part II, filed by Castlebridge Risk Solutions, as of December 31, 2009

The accompanying notes should be read in
conjunction with the financial statements

SCHEDULE I

Castlebridge Risk Solutions, Inc.
Computation of Net capital Under 15C 3-1 (continued)
of the Securities and Exchange Commission
December 31, 2009

OF AGGREGATE INDEBTEDNESS

Aggregate Indebtedness		
Items included in the balance sheet:		
Accrued payables	$	13,714
	$	13,714

Ratio: Aggregate Indebtedness to Net Capital	15.4644% to 1

The accompanying notes should be read in conjunction with the financial statements

CASTLEBRIDGE RISK SOLUTIONS, INC.
COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS AND INFORMATION RELATING TO POSSESSION AND CONTROL REQUIREMENTS PURSUANT TO RULE 15c3-3

December 31, 2009

RESERVE COMPUTATION
(See note below)

INFORMATION FOR POSSESSION AND CONTROL REQUIREMENTS
(See note below)

Note: CASTLEBRIDGE RISK SOLUTIONS, INC. is exempt from Rule 15c3-3, it does not transact a business in securities with, or for, other than members of a national securities exchange and does not carry margin amounts, credit balances or securities for any person defined as a "customer" pursuant to Rule 17a-5(c)(4). Accordingly, there are no amounts reportable under these sections.

Robert Cooper and Company CPA P.C.
141 W. Jackson blvd. Suite 1080
Chicago, Illinois 60604
312-322-2238
Facsimile 312-698-8722

Independent Auditor's Report on Internal Control Structure Required by SEC Rule 17a-5

To the Board of Directors:
Castlebridge Risk Solutions, Inc.

In planning and performing our audit of the financial statements of **Castlebridge Risk Solutions, Inc.** for the year ended December 31, 2009, in accordance with the standards of the Public Company Accounting Oversight Board(United States of America), we considered the Company's internal control over financial reporting as a basis for designing our auditing procedures for the purpose of expressing our opinion on the effectiveness of the Company's internal Control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission, we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by **Castlebridge Risk Solutions, Inc.** that we considered relevant to the objectives stated in rule 17a-5(g), (1) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and the reserve required by rule 15c3-3, Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following.

(1) in making the quarterly securities examinations, counts, verifications and comparisons, and recordation of differences required by rule 17a-13;

(2) in complying with the requirements for prompt payment for securities under section 8 of Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide the owner with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure, including procedures for safeguarding securities, that we consider to be material weaknesses as defined above.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control

The Company, because of its size and limited personnel, is unable to maintain an adequate separation of the various accounting functions. However, the managers of the Company informed me that they exercise close oversight of accounting records daily, thus offsetting the lack of separation of duties. The study and evaluation disclosed no condition that we believed to be a material weakness.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Commission Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2009, to meet the Commission's objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission, the National Association of Securities Dealers and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 and should not be used for any other purpose.

Sincerely,



Robert Cooper & Company CPAs P.C.
February 14, 2010

OATH OR AFFIRMATION

REGARDING ACCURACY AND COMPLETENESS

OF FINANCIAL STATEMENTS AS OF FOR

THE YEAR ENDING DECEMBER 31, 2009

To the best of my knowledge and belief, the information contained herein is accurate and complete.



Jonathan Kahn
President